EXHIBIT 11


FULLY DILUTED EARNINGS PER COMMON SHARE AND FULLY DILUTED AVERAGE
COMMON SHARES OUTSTANDING

     For fully diluted earnings per common share, net income available to common shareholders can be affected by the conversion of the registrant's convertible preferred stock. Where the effect of this conversion would have been dilutive, net income available to common shareholders is adjusted by the associated preferred dividends. This adjusted net income is divided by the weighted average number of common shares outstanding for each period plus amounts representing the dilutive effect of stock options outstanding and the dilution resulting from the conversion of the registrant's convertible preferred stock, if applicable. The effect of convertible preferred stock is excluded from the computation of fully diluted earnings per share in periods in which the effect would be antidilutive.

     Fully diluted earnings per common share was determined as follows (shares in thousands, dollars in millions except per-share information):


                                                                                   Year Ended December 31
                                                                           -------------------------------------
                                                                             1996           1995           1994
                                                                           -------        -------        -------
Average common shares outstanding ...................................      590,216        544,959        549,312

Dilutive effect of
 Convertible preferred stock ........................................        3,896          4,582          5,026
 Stock options ......................................................        9,418          4,726          2,808
                                                                          --------       --------       --------

Total fully dilutive shares .........................................      603,530        554,267        557,146
                                                                          ========       ========       ========

Income available to common shareholders .............................     $  2,360       $  1,942       $  1,680
Preferred dividends paid on dilutive convertible
   preferred stock ..................................................            7              8             10
                                                                          --------       --------       --------

Total net income available for common shareholders
   adjusted for full dilution .......................................     $  2,367       $  1,950       $  1,690
                                                                          ========       ========       ========
Fully diluted earnings per common share .............................     $   3.92       $   3.52       $   3.03
                                                                          ========       ========       ========



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